UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number 333-58869-01


MMCA AUTO OWNER TRUST 1998-1
(MMCA Auto Receivables Inc. - Originator)
______________________________________________________
(Exact name of Registrant as specified in its charter)


6363 Katella Avenue,
Cypress, CA  90630-5205
(714) 236-1592
_____________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Class A-1 5.621% Asset Backed Notes
Class A-2 5.72% Asset Backed Notes
Class A-3 5.86% Asset Backed Notes
Class B 6.07% Asset Backed Notes

(Title of each class of securities covered by this Form)



(Titles of all other classes of securities for which a duty to file reports under section 13(a) and 15(d) remains): NONE


Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duties to file reports:

Rule 12g-4(a)(1)(i)		[   ]		Rule 12h-3(b)(1)(i)	[   ]
Rule 12g-4(a)(1)(ii)		[   ]		Rule 12h-3(b)(1)(ii)	[   ]
Rule 12g-4(a)(2)(i)		[   ]		Rule 12h-3(b)(2)(i)	[   ]
Rule 12g-4(a)(2)(ii)		[   ]		Rule 12h-3(b)(2)(ii)	[   ]
						Rule 15d-6		[X]

Approximate number of holders of record as of the certificate or notice date: 18

Pursuant to the requirements of the Securities Exchange Act of 1934, MMCA Auto Receivables, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 22, 2000		MMCA AUTO RECEIVABLES, INC.
					(Registrant)


					By:	/s/ Hideyuki Kitamura
                             			______________________________
						Name:  Hideyuki Kitamura
						Title:  Executive VP, Finance